Skadden, Arps, Slate, Meagher & Flom

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Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com December 5, 2023

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Ms. Erin Purnell

Mr. Thomas Jones

Ms. Melissa Gilmore

Mr. Kevin Stertzel

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:         Lotus Technology Inc. (CIK No. 0001962746)

Response to the Staff’s Comments on Amendment No. 1 to

Registration Statement on Form F-4 filed November 15, 2023

Dear Ms. Purnell, Mr. Jones, Ms. Gilmore and Mr. Stertzel,

On behalf of our client, Lotus Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 29, 2023 on the Company’s registration statement on Form F-4 filed with the Commission on November 15, 2023 (the “Amendment No.1”).

Concurrently with the submission of this letter, the Company is filing its amendment No.2 to the Registration Statement (the “Amendment No.2”) and certain exhibits via EDGAR with the Commission.

U.S. Securities and Exchange Commission

December 5, 2023

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.2. The changes reflected in the Amendment No.2 include those made in response to the Staff’s comments as well as other updates.

Amendment No. 1 to Registration Statement on Form F-4 filed November 15, 2023

Recent Development of Lotus Tech, page 39

1.	Please revise the disclosure in this section to remove any implication that investors should not rely on the information presented. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Additionally, revise your disclosures to prominently label as preliminary at the beginning of your discussion.

The Company acknowledges the Staff’s comment. The Company has updated Recent Developments of Lotus Tech with the unaudited condensed consolidated financial statements of Lotus Tech as of and for the nine months ended September 30, 2023.

Unaudited Pro Forma Condensed Combined Financial Information, page 326

2.	Please revise you reference that the LCAA's unaudited information as of and for the six months ended June 30, 2023 are included elsewhere in the proxy statement/prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 336 of the Amendment No.2.

*              *             *

U.S. Securities and Exchange Commission

December 5, 2023

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Qingfeng Feng, Director and Chief Executive Officer, Lotus Technology Inc.

Alexious Lee, Director and Chief Financial Officer, Lotus Technology Inc.

Chinta Bhagat, Co-Chief Executive Officer of L Catterton Asia Acquisition Corp

Scott Chen, Co-Chief Executive Officer of L Catterton Asia Acquisition Corp

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jesse Sheley, Partner, Kirkland & Ellis International LLP

Steve Lin, Partner, Kirkland & Ellis International LLP

Joseph Casey Raymond, Partner, Kirkland & Ellis International LLP

Justin You Zhou, Partner, Kirkland & Ellis International LLP

John Fung, Partner, KPMG Huazhen LLP